Exhibit 99.1

Sapiens Partners with HazardHub to Integrate Real-Time, Geographic Risk Data into its P&C Core Suite

Integrating HazardHub’s comprehensive data with Sapiens CoreSuite for Property & Casualty will facilitate more accurate underwriting and straight-through-processing for North American insurers, plus an improved experience for agents and customers

Raleigh, NC and Holon, Israel – March 19, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced it has entered into an agreement to partner with HazardHub, a third-generation provider of property-level hazard risk databases. The company’s scientists convert massive amounts of geospatial digital data into easy-to-understand and actionable risk assessments.

HazardHub’s real-time, comprehensive sets of risk data will be integrated into the Sapiens CoreSuite for Property & Casualty – which is comprised of three fully integrated, yet standalone components: policy, billing and claims – to improve carriers’ underwriting efforts.

“P&C insurance carriers require real-time, property risk information and straight-through processing to shape more accurate underwriting decisions,” said Bob Frady, CEO of HazardHub. “By offering the best hazard datasets available, along with our easy to understand ’scores’ that give a quick yet comprehensive look at any property in the continental United States, our technology positively impacts P&C insurers’ underwriting capabilities in a proven and meaningful way.”

“Sapiens’ proven ability to apply smart technologies to the P&C underwriting process attracted us to this partnership and we look forward to helping Sapiens and its customers by supporting them in their innovation efforts,” continued Frady.

“This is just the latest example of Sapiens’ commitment to continuously improve the functionality and reach of our products, as well as our efforts to better penetrate the North American P&C market,” said Roni Al-Dor, Sapiens president and CEO. “This partnership will equip Sapiens P&C customers in North America with immediate access to the information necessary to facilitate straight-through processing and an enhanced agent and customer experience.”

Sapiens CoreSuite helps North American carriers meet and exceed today’s requirements, while preparing them for the future. Purpose-built for the P&C market, carriers can choose to harness Sapiens’ end-to-end, cloud-based P&C insurance software with digital capabilities, or select from our individual modular components to meet today’s needs.

About HazardHub

HazardHub is your insurance policy against property risk.

Air. Fire. Water. Earth. Man-Made. Property Characteristics – HazardHub spans the most dangerous perils in the continental United States. HazardHub translates huge amounts of geospatial digital data into easy to understand answers, providing easy to comprehend risk scorecards that are used to make real-world decisions. Our team of scientists provides comprehensive and innovative national coverage for risks that destroy and damage property. With more than 10,000,000 results returned to the market, HazardHub is fast becoming the industry’s go-to vendor for property and risk data. For more information: www.hazardhub.com.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Aaron Kliner

Vice President, Headline Media

IL: +972 548 143 742

U.S.: +1 516 595 1843

UK: +44 207 048 4244

aaron@headline.media